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                                                                    Exhibit G

Conectiv, Delmarva Power & Light Company and Atlantic City Electric Company, et al. ( 70- ) Notice of Proposal to Establish New Direct and Indirect Subsidiary Holding Companies and Generation Companies, Transfer Utility Assets as Capital Contributions to Generation Companies, Acquire Utility Assets, Finance Direct Subsidiary Holding Company by Conectiv and Generating Companies and Indirect Subsidiary Holding Company by Direct Subsidiary Holding Company, Authorization for Direct Subsidiary Holding Company to Acquire Exempt Wholesale Generators and Finding that Indirect Subsidiary Holding Company is Not Deemed a Holding Company for Purposes of Section 11(b)(2) of the Public Utility Holding Company Act.

         Conectiv, a Delaware corporation and a registered public utility holding company; its two wholly-owned public utility companies, Delmarva Power & Light Company ("Delmarva"), a Delaware and Virginia Corporation, and Atlantic City Electric Company ("ACE"), a New Jersey corporation; and certain nonutility subsidiaries (Conectiv Energy Holding Company ("CEH"); ACE REIT, Inc. ("ACE-REIT"); Conectiv Atlantic Generation, LLC ("CAG"); and Conectiv Delmarva Generation, Inc. ("CDG"); all of 800 King Street, Wilmington, DE 19899 have filed a declaration under Sections 6, 7, 9, 10, 11(b)(2), 12(c), 12(d) and 32 and Rules 43, 45, 46, 53 and 54 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

         Each of the states in which Delmarva and ACE operate has enacted legislation restructuring the electric utility industry in that state to provide retail choice for the generation of electricity. Generally, with restructuring, the supply component of the price charged to a customer for electricity would be deregulated, and electricity suppliers would compete to supply electricity to customers. Customers would continue to pay the local utility a regulated price for the delivery of the electricity over the transmission and distribution system. To implement the state electric industry restructuring, Delmarva and ACE each plan to exit the electric generation business and to be only a distributor of electrical energy and, in the case of Delmarva, natural gas. Certain facilities have been sold to third parties and one third-party sale is the subject of a filing pending before the Commission. Conectiv proposes to retain certain mid-merit facilities and seeks authority for Delmarva and ACE to transfer the facilities to an affiliate. Approximately 1,412 MW of net generating capacity owned by Delmarva and 1,123 of net generating capacity owned by ACE will be transferred or sold to non-affiliates. Pursuant to this application, it is proposed that approximately 1,364 MW of net generating capacity owned by Delmarva with an approximate value of $275 million net of deferred taxes and 502 MW of net generating capacity owned by ACE valued at approximately $77 million net of deferred taxes (collectively the "Retained Assets") will be transferred to CDG(1) and CAG respectively.

         To accomplish this transfer, Delmarva and ACE will effectively spin-off the retained generation facilities to Conectiv, by utilizing special purpose subsidiaries to which the assets will be contributed as capital contributions. Delmarva will contribute its share of the Retained Assets to CDG, a Delaware corporation, and ACE will contribute its portion of the Retained Assets to CAG,

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(1) Approximately 127 MW of net generating capacity (with a book value of $26 million net of deferred taxes) to be transferred by Delmarva to CDG may be subject to an obligation to transfer the facilities to a third party purchaser in exchange for like-kind assets under a like-kind exchange agreement. The third-party purchaser will be an EWG so further approvals will not be required for the transfer of facilities to the third party by CDG. The assets to be received in exchange by CDG may be the new build EWG facilities, construction of which was initiated by CEI or other similar generating facilities (the "Like-Kind Facilities"). Conectiv has requested authorization to invest up to $350 million in the EWG facilities through March 31, 2002 in File No. 70-9095. CEI will be transferred to a third party intermediary and construction will be completed by the third party until such time as the value equals the value of the assets to be sold by CDG. If CDG is not an EWG at the time of the acquisition of the Like-Kind Facilities, authorization is requested for the acquisition of the Like-Kind Facilities as utility assets.

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a Delaware limited liability company. ACE will then contribute the ownership of
CAG to an existing inactive, unfunded subsidiary named ACE-REIT establishing CAG as an indirect subsidiary of ACE.

         The common stock in CDG held by Delmarva and the common stock in ACE-REIT held by ACE will be transferred to Conectiv through a dividend out of capital or unearned surplus. Generally Accepted Accounting Principals require that the dividend be accounted for as a dividend out of capital even if there are sufficient retained earnings to cover the dividend. In this instance, ACE would have sufficient retained earnings to cover the value of the ACE portion of the Retained Assets, but Delmarva would not. Also, the capital dividend by Delmarva will cause the common equity to total capitalization ratio for Delmarva to fall below 30% until the sale of other generating assets to third parties is completed. The closing of this sale is scheduled for September 1, 2000 but is contingent on the prior receipt of certain state regulatory approvals.

         Following receipt of the common stock of CDG and ACE-REIT, Conectiv will fund a new wholly-owned subsidiary holding company (CEH) by contributing to the subsidiary the stock of CDG and ACE-REIT. Conectiv also notes that it intends to contribute to CEH the common stock of Conectiv Energy Supply, Inc. ("CESI"), an energy marketing company, and Atlantic Generation, Inc., another Rule 58 company engaged in cogeneration activities. Conectiv states that in addition to energy marketing under Rule 58(b(v), CESI will engage in energy management and demand-side management services under Rule 58(b)(1)(i) and technical, operational, management and other kinds of services developed in the utility operation under Rule 58(b)(1)(vii). Upon transfer of the retained assets to CDG and CAG, CDG and CAG will be utilities under the Act. ACE-REIT and CEH will be utility holding companies under the Act. Conectiv requests that this Commission find that ACE-REIT is not a utility holding company for purposes of
Section 11(b)(1) of the Act only. Conectiv also requests that CEH be authorized to acquire exempt wholesale generators as defined in Section 32 of the Act
(EWGs) so long as the aggregate investment in EWGs does not exceed the limitation established by Rule or Order.

         Conectiv will guarantee obligations of the newly-formed companies under the $350 million level of credit support that Conectiv is authorized to offer subsidiaries through March 31, 2002 under Release No. 35 - 26833 dated February 26, 1998 as supplemented by Release No. 35- 27111 dated December 14, 1999.

         CEH requests authority to issue common stock or long or short term debt to Conectiv to finance its ongoing business needs until such time as CDG and CAG are qualified as EWGs. Any debt will bear interest at a rate designed to approximate Conectiv's cost of money. Conectiv also requests authorization for CEH to participate in the Conectiv System Money Pool. ACE-REIT, CAG and CDG request authority to issue common stock or long or short-term debt to CEH or Conectiv as necessary to fund the operations of their businesses through March 31, 2002 or until such time as CAG and CDG are declared to be EWGs. Any debt will bear interest at a rate designed to approximate the lenders cost of money. Authorization is requested for participation by CEH, CAG, CDG, and ACE-REIT in the Conectiv System Money Pool until such time as CAG and CDG are declared to be EWGs.

         Conectiv notes that it is the company's preference to seek EWG status for CDG and CAG. Conectiv requests that the value of the Generating Assets at the time of transfer to CAG and CDG be excluded from the calculation of Aggregate Investment for purposes of Rule 53. However, since Conectiv does not envision the timely receipt of requisite orders of state utility commission under

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Section 32(c) of the Act, Conectiv requests that the Commission reserve jurisdiction over this issue pending completion of the record.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                       Jonathan G. Katz
                                                       Secretary

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